UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

Specialized Disclosure Report

SunPower Corporation
(Exact name of registrant as specified in its charter)

001-34166
(Commission File Number)

Delaware	94-3008969
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

51 Rio Robles, San Jose, California 95134
(Address of principal executive offices, with zip code)

Regan MacPherson
Executive Vice President and Chief Legal Officer
(408) 240-5500
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available on SunPower Corporation’s (the “Company’s”) website at http://investors.sunpower.com/. The information contained on the Company’s website is not incorporated by reference into this Form SD or the Company’s Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning conflict minerals from recycled or scrap sources that may be contained in the Company’s in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02	Exhibit

The Conflict Minerals Report provided for in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNPOWER CORPORATION

By: /S/ REGAN MACPHERSON	Dated: May 25, 2021
Name: Regan MacPherson
Title: Executive Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2020.